BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

27 April 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Sarah Hunter
Head of Investor Relations

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT IMMEDIATELY YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000.

BAA

BAA plc
(the Issuer)

(Incorporated in England and Wales with limited liability under the Companies Act 1985 with registered number 1970855)

NOTICE

to holders of the
£425,000,000 2.625 per cent. Convertible Bonds due 2009
Code: 89DR

NOTICE IS HEREBY GIVEN to the holders of the Bonds pursuant to Condition 9(b)(vii) of the Bonds, that on 20 April 2006 cash offers have been made by Citigroup Global Markets Limited and Macquarie Bank Limited on behalf of Airport Development and Investment Limited (and, in the United States, by Airport Development and Investment Limited) for the Issuer and details concerning such offers may be obtained from JP Morgan Chase Bank NA, at Trinity Tower, 9 Thomas More Street, London E1W 1YT.

26 April 2006

BAA plc
130 Wilton Road
London
SW1V 1LQ

Principal Paying and Conversion Agent

JP Morgan Chase Bank NA
125 London Wall
London EC2Y 5AJ

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT IMMEDIATELY YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000.

BAA

BAA plc
(the Issuer)

(Incorporated in England and Wales with limited liability under the Companies Act 1985 with registered number 1970855)

NOTICE

to holders of the
£424,000,000 2.94 per cent. Convertible Bonds due 2008
Code: AN15

NOTICE IS HEREBY GIVEN to the holders of the Bonds pursuant to Condition 9(g) of the Bonds, that on 20 April 2006 cash offers have been made by Citigroup Global Markets Limited and Macquarie Bank Limited on behalf of Airport Development and Investment Limited (and, in the United States, by Airport Development and Investment Limited) for the Issuer and details concerning such offers may be obtained from JP Morgan Chase Bank NA, at Trinity Tower, 9 Thomas More Street, London E1W 1YT.

26 April 2006

BAA plc
130 Wilton Road
London
SW1V 1LQ

Principal Paying and Conversion Agent

JP Morgan Chase Bank NA
125 London Wall
London EC2Y 5AJ

BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

27 April 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

Sue Welch
Assistant Company Secretary

BAA PLC – Rule 2.10 Announcement

BAA plc ('BAA') announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that subsequent to an issue of 276,175 ordinary shares under the BAA 1996 Share Option Scheme and 23,988 ordinary shares under the BAA 1996 Sharesave Scheme, its issued share capital as at the 26 April 2006 comprises 1,080,839,419 ordinary shares of 100 pence each. The ISIN reference number for these securities is GB0000673409.

In addition, at 26 April 2006, BAA also has the following securities in issue:

Sterling denominated convertible bonds totalling £424m. The ISIN reference number for these securities is XS0145301692.

Sterling denominated convertible bonds totalling £425m. The ISIN reference number for these securities is XS0174150937.

For further information on BAA plc see www.baa.com

Enquiries:

Duncan Bonfield, BAA plc

Tel: +44 (0) 20 7932 6831